April 21, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Via EDGAR and Electronic Mail

Attention:    Mr. Brad Skinner

Re:    Synergy Resources Corporation
Form 10-K for the Fiscal Year Ended August 31, 2015
Filed October 16, 2016
File No. 1-35245

Dear Mr. Skinner:

This letter is in response to your letter dated April 11, 2016, to Synergy Resources Corporation (“we”, “us”, or the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K. For your convenience, the response is preceded by the Staff’s comment to which the response relates.

Form 10-K for the Fiscal Year Ended August 31, 2015

Business, page 5

Oil and Gas Reserves, page 11

Proved Undeveloped Reserves, page 14

1.
Staff Comment: Item 1203(c) of Regulation S-K requires that registrants “[d]iscuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.” Please expand your disclosure to provide the capital expenditures incurred during the year ended August 31, 2015 in converting your proved undeveloped reserves to developed.

Registrant’s Response: During the year ended August 31, 2015, we expended approximately $5.0 million in connection with converting proved undeveloped reserves (“PUDs”) disclosed as of August 31, 2014 to proved developed. We acknowledge the Staff’s comment and intend in our Transition Report on Form 10-K, which we anticipate filing on April 22, 2016 (the “Transition Report”) to more explicitly disclose the amount of capital expenditures made during the year ended August 31, 2015 and the transition period ended December 31, 2015 to convert PUDs reported as of the prior period-end. Specifically, we intend to include the following language in our Transition Report as it relates to the year ended August 31, 2015: “…requiring $5.0 million of drilling and completion capital expenditures.” We will provide similar disclosures in future Annual Reports on Form 10-K.

1625 Broadway * Suite 300 * Denver, CO 80202 * 720-616-4300/720-616-4301 (fax)

2.
Staff Comment: We further note that you incurred $14.9 million of drilling and completion capital expenditures in converting your proved undeveloped reserves to developed during the year ended August 31, 2014. This amount differs from the $111.2 million of development costs disclosed in the costs incurred table on page F-13. Please reconcile these amounts, confirm that the amounts disclosed on page F-13 meet the definition of development costs as defined in Rule 4-10(a) of Regulation S-X, and revise if necessary.

Registrant’s Response: We respectfully inform the Staff that the $14.9 million of drilling and completion capital expenditures incurred in converting our PUDs to developed during the year ended August 31, 2014 related solely to reserves disclosed as PUDs as of August 31, 2013. The remaining $96.3 million of development costs disclosed in the costs incurred table on page F-13 related to developing reserves which were qualified as PUDs subsequent to August 31, 2013. At the time of development, the reserves under development were considered proved due to recent development activities occurring in the vicinity of our operations. That is, subsequent to our reserve report as of August 31, 2013, there was a significant amount of horizontal drilling activity by both us and our peers, which dramatically increased the quantity of proved undeveloped drilling locations during the year ended August 31, 2014. As such, we confirm that the amounts disclosed on page F-13 meet the definition of development costs as defined in Rule 4-10(a) of Regulation S-X as the $111.2 million of development costs were incurred to obtain access to proved reserves, of which only a portion were disclosed as PUDs as of August 31, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Oil and Gas Commodity Contracts, page 50

3.
Staff Comment: We note that you have recently entered into derivative contracts that have required you to pay initial cash premiums. Revise your disclosure here and in the notes to your financial statements to clarify this. Additionally, explain the terms of the arrangements under which you pay premiums, your objectives for entering into the arrangements, including any context necessary for understanding your objectives, and how these arrangements help you achieve those objectives.

Registrant’s Response: We acknowledge the Staff’s comment and respectfully note that in our November 30, 2015 Form 10-Q we have clarified that we have entered into derivative contracts that require initial cash premiums by identifying our purchased puts within our commodity derivative contracts outstanding tables. We intend to continue to identify our purchased puts in our Transition Report and in future filings. Furthermore, in our Transition Report and in future filings, we intend to explain the terms of the arrangements under which we pay premiums, our objectives for entering into these arrangements, and how these arrangements help us achieve those objectives. Below is a draft of the language that we intend to include in our future filings to further explain our derivative contracts as requested:

A “put” option gives the owner the right, but not the obligation, to sell the underlying commodity at a specified price (strike price) within a specific time period. Depending on market conditions, strike prices, and the value of the contracts, we may, at times, purchase put options, which require us to pay premiums at the time we purchase the contracts. These premiums represent the fair value of the purchased put as of the date of purchase. The ownership of put options is consistent with our derivative strategy inasmuch as the value of the puts will increase as commodity prices decline, helping to offset the cash flow impact of a decline in realized prices for the underlying commodity.

However, if the underlying commodity increases in value, there is a risk that the put option will expire worthless and the net premiums paid would be recognized as a loss.

Conversely, a “call” option gives the owner the right, but not the obligation, to purchase the underlying commodity at a specified price (strike price) within a specific time period. Depending on market conditions, strike prices, and the value of the contracts, we may, at times, sell call options in conjunction with the purchase of put options to create “collars”. We regularly utilize “no premium” (a.k.a. zero cost) collars constructed by selling call options while simultaneously buying put options, in which the premiums paid for the puts is offset by the premiums received for the calls. Collars are consistent with our derivative strategy inasmuch as the they establish a known range of prices to be received for the associated volume equivalents, that being bound at the upper end by the call’s strike price (the “ceiling”) and at the lower end by the put’s strike price (the “floor”).

Additionally, at times, we may enter into swaps. Swaps are derivative contracts which obligate two counterparties to effectively trade the underlying commodity at a set price over a specified term. Swaps are consistent with our derivative strategy inasmuch as they establish a known future price to be received for the associated equivalent volumes.

4.
Staff Comment: Discussion under this section indicates, in part, that premiums paid for commodity contracts are amortized. Explain to us how these premiums are amortized. Additionally, provide reference to the specific authoritative literature that supports your accounting under US GAAP.

Registrant’s Response: We recognize in light of the Staff’s comment that the discussion and disclosure relating to the amortization of premiums paid for commodity contracts may not have been as clear as we intended. We note that we do not “amortize” the premiums paid in the sense that the term “amortize” is typically used under US GAAP. Premiums paid for commodity contracts are netted with cash proceeds upon the settlement of commodity derivative so as to calculate the gain or loss on the commodity derivative. In our Transition Report and in future filings, we intend to reword this discussion by changing references to “amortization of cash premiums paid for commodity contracts” to “previously incurred premiums attributable to the settled commodity contracts”. Further, we intend to clarify that premiums on purchased puts represent their fair value as of the date of purchase, and subsequently, the purchased puts are recorded at their estimated fair values. Therefore, the fair value attributable to each portion of the purchased puts that expire or are exercised, is composed of both the initial premium and any changes in fair value through the date of exercise or expiration. The premium paid related to the specific put contract is recorded as a realized loss along with cash settlements received, if any.

Financial Statements, page F-1

Statements of Operations, page F-4

5.
Staff Comment: Provide us, as supplemental information, a reconciliation of commodity derivative realized gain (loss) per your statements of operations to cash settlements on commodity derivative contracts per your statements of cash flows.

Registrant’s Response: We respectfully inform the Staff that the commodity derivative realized gain (loss) per our statement of operations is reconciled to cash settlements on commodity derivative contracts per our statement of cash flows as follows:

For the Year Ended August 31, 2015
Commodity derivative gain per our statement of operations	30,466
Previously incurred premiums attributable to settled commodity contracts	1,255
Cash settlements on commodity derivative contracts per our statement of cash flows	31,721

We also respectfully inform the Staff that we intend to disclose the amount of previously incurred premiums attributable to settled commodity contracts in our Transition Report and in future filings.

Notes to Financial Statements, page F-7

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

Major Customers, page F-9

6.
Staff Comment: In light of the disclosure under this note regarding major customers and the impact that the loss of a major customer could have, explain how you have considered the disclosure requirements of Item 101(C)(1)(vii) of Regulation S-K.

Registrant’s Response: We respectfully inform the Staff that our revenues are generated primarily from the sale of produced oil and natural gas for which payment is typically due the month following delivery. The loss of any of these customers would not have a material adverse effect on us as the oil and natural gas production sold to these customers is a commodity with a readily available market and could easily be sold to other market participants in the event that sales to these customers ceased. As an illustration, for the year end August 31, 2015, Customer A accounted for 65% of our revenues. For the 3 months ended March 31, 2016, this Customer A is expected to account for less than 10% of our revenues. Item 101(C)(1)(vii) of Regulation S-K requires discussion of the registrant’s dependence on one customer or a small group of customers, and disclosure of the name of any customer if sales to the customer equal 10 percent or more of the registrant's consolidated revenues, in each case if the loss of such customer(s) would have a material adverse effect on the registrant. Because we do not believe that the loss of current major customers would have a material adverse effect, we do not believe that disclosure is required under Item 101(c)(1)(vii) of Regulation S-K. We will continue to monitor our potential dependence on major customers and will provide such disclosure in future filings if appropriate.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 626-4300 with any additional comments or questions that you may have.

Very truly yours,

/s/ James P. Henderson
James P. Henderson
Chief Financial Officer

5